Exhibit 99.4
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries SE
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Louis GRIES
Date of last notice	8 June 2010

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	15 September 2010

No. of securities held prior to change
•  442,165 ordinary shares/CUFS registered in the name of the Director; and
•  3,328,000 options over unissued ordinary shares/CUFS comprising:
¡  650,000 options under to 2001 Equity Incentive Plan;
¡  1,000,000 options under the Managing Board Transitional Stock Option Plan;
¡  860,000 options (ROCE) under the 2006 JHISE Long Term Incentive Plan; and
¡  818,000 options (TSR) under the 2006 JHISE Long Term Incentive Plan.

Class	Ordinary shares/CUFS

Number acquired	201,324 Ordinary shares/CUFS

Number disposed	87,733 Ordinary shares/CUFS

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• Vesting of Deferred Bonus RSUs - Nil • Sale of Deferred Bonus RSUs - $521,167.27

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change
•  555,756 ordinary shares/CUFS registered in the name of the Director; and
•  3,328,000 options over unissued ordinary shares/CUFS comprising:
¡  650,000 options under the 2001 Equity Incentive Plan;
¡  1,000,000 options under the Managing Board Transitional Stock Option Plan;
¡  860,000 options (ROCE) under the 2006 JHISE Long Term Incentive Plan; and
¡  818,000 options (TSR) under the 2006 JHISE Long Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to vesting of Deferred Bonus RSUs. The disposal of the some of the shares is required to fund US State and Federal withholding tax obligations (which are payable on vesting of RSUs).

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Restricted Stock Unites (RSUs) are contractual entitlements to be issued ordinary shares/CUFS upon satisfaction of certain conditions.

Name of registered holder (if issued securities)	Louis Gries

Date of change	15 September 2010

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	• 875,354 Relative TSR RSUs; • 201,324 Deferred Bonus RSUs; and • 847,713 Executive Incentive Program RSUs.

Interest acquired	Not applicable

Interest disposed	201,324 Deferred Bonus RSUs vested on 15 September 2010.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid to exercise the Restricted Stock Units.

Interest after change	Current interests in contracts are: • 873,354 Relative TSR RSUs; and • 847,713 Executive Incentive Program RSUs.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002